UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Jazz Pharmaceuticals PLC

File No. 333-141164 - CF#32308

Jazz Pharmaceuticals PLC submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 9, 2007.

Based on representations by Jazz Pharmaceuticals PLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.42	through March 27, 2025
Exhibit 10.46	through March 27, 2025
Exhibit 10.47	through March 27, 2025
Exhibit 10.48	through March 27, 2025
Exhibit 10.49	through March 27, 2025
Exhibit 10.50	through March 27, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary